EXHIBIT 99.1

Media advisory: Hut 8 to Release Q1 2023 Results on May 11

TORONTO, May 8, 2023 /CNW/ - Hut 8 Mining Corp. (Nasdaq: HUT) (TSX: HUT) ("Hut 8" or "the Company"), one of North America's largest, innovation-focused digital asset mining pioneers and high performance computing infrastructure provider, will be releasing results for the quarter ended March 31, 2023 via a conference call on May 11, 2023.

Who: Analysts, media, and investors are invited to attend.

What: Hut 8 executives will review the company's first quarter financial results and comment on recent corporate developments.

When: Results will be shared via media release and on the Company's website at https://hut8.io/investors/ by 10 a.m. ET on May 11, 2023. The conference call and webinar will begin at 10 a.m. ET.

Where: To join the conference call without operator assistance, you may register and enter your phone number at https://bit.ly/44vWTFC to receive an instant, automated call back that will place you in the conference.

Those joining via operator should dial in 5-10 minutes early to: 1-888-664-6392 (toll-free, North America) and use access code: 51509137#.

About Hut 8

Hut 8 is one of North America's largest innovation-focused digital asset miners, led by a team of business-building technologists, bullish on bitcoin, blockchain, Web 3.0, and bridging the nascent and traditional high performance computing worlds. With two operational digital asset mining sites located in Southern Alberta, Hut 8 has one of the highest capacity rates in the industry and one of the highest inventories of unencumbered, self-mined Bitcoin of any digital asset miner or publicly-traded company globally. With over 36,000 square feet of geo-diverse data centre space and cloud capacity connected to electrical grids powered by significant renewables and emission-free resources, Hut 8 is revolutionizing conventional assets to create the first hybrid data centre model that serves both the traditional high performance compute (Web 2.0) and nascent digital asset computing sectors, blockchain gaming, and Web 3.0. Hut 8 was the first Canadian digital asset miner to list on the Nasdaq Global Select Market. Through innovation, imagination, and passion, Hut 8 is helping to define the digital asset revolution to create value and positive impacts for its shareholders and generations to come.

SOURCE Hut 8 Mining Corp

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/May2023/08/c3194.html

%CIK: 0001731805

For further information: Contacts: Hut 8 Investor Relations, Sue Ennis, sue@hut8.io; Hut 8 Media Relations, Yamini Coen, yamini.coen@hut8.io

CO: Hut 8 Mining Corp

CNW 06:30e 08-MAY-23